Exhibit 99.3

Tantech Reports Unaudited Financial Results for the First Six Months of Fiscal Year 2022

LISHUI, China, December 28, 2022/PRNewswire/ -- Tantech Holdings Ltd (NASDAQ: TANH) ("Tantech" or the "Company") today reported its unaudited financial results for the six months ended June 30, 2022.

As compared with the same period of 2021, Tantech had increased its total revenues by approximately $6.4 million, or 31.0%, to approximately $27.0 million in the first six months of 2022 while reduced its total operating expenses by approximately $7.8 million, or 80.3%, to approximately $1.9 million, attaining a decent gross profit margin of 19.0% and leaving its total cash on hand stocked at approximately $10.8 million. Tantech’s net income attributable to common stockholders was approximately $2.1 million in the six months ended June 30, 2022, a remarkable increase of approximately $8.7 million from a net loss of approximately 6.6 million in the same period of 2021. In addition, The Company had a robust balance sheet as of June 30, 2022, holding total assets of approximately $136.2 million with a healthy debt-equity ratio of 13:87. Its current assets and current liabilities were approximately $107.7 million and approximately $136.2 million, respectively, resulting in a current ratio of 6.6:1.

Mr. Wangfeng Yan, Chief Executive Officer of Tantech, commented, "We are pleased to share our positive outcomes achieved during the first half of 2022, when challenges of COVID-19, macroeconomic uncertainties and interruptions of global supply chains have remained entwined. With strong support from shareholders, our company has made great efforts to focus on overcoming such hefty difficulties through strategic transformation and competitiveness enhancement. We have steadily diversified our business operationsinto three segments (i.e., consumer products for purification and deodorization, electric and specialty vehicles and commercial factoring) and expanded our sales endeavors from the China domestic  into the international markets. Our bamboo charcoal products, customized midibuses and biodegradable packaging materials have been well accepted not only in Asia, but also in North America, South America and Africa. Meanwhile, we have continued to invest in R&D to optimize the design, production processes and overall quality of our products in order to gain better satisfaction from our customers. Based on what we have accomplished so far, we are confident of our competitiveness in both domestic and international markets and our ability to deliver improved financial performance in the near future.”

About Tantech Holdings Ltd

For the last two decades, Tantech has been a leading high-tech enterprise pioneering and specializing in producing, researching and developing products based on bamboo charcoals with a well-established domestic and international sales and distribution network. Tantech expanded into the clean vehicle industry in 2017 through acquiring 70% shares of Shangchi Automobile. In November 2020, Tantech established two additional subsidiaries, Lishui Smart New Energy Automobile Co., Ltd. and Zhejiang Shangchi New Energy Automobile Co., Ltd., to produce and market electric vehicles, including automatic high-speed street sweepers and others. The Company's subsidiary, First International Commercial Factoring (Shenzhen) Co., LTD, is engaged in commercial factoring for businesses in and related to its supply chain. Tantech has recently expanded its operation into international markets. In May and July 2022, the Company established wholly-owned subsidiaries, EPakia Inc. and EPakia Canada Inc., in the United States and Canada to develop biodegradable packaging business in the North American and other international markets. The Company is fully ISO 90000 and ISO 14000 certified and has received numerous national, provincial and local honors, awards and certifications for its products and scientific research efforts. For more information, please visit: http://ir.tantech.cn.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the sales, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the Company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof, except as expressly required by applicable laws.

For more information, please contact:

Tantech Holdings Ltd

Investor Relations

Tel: +86 (578) 226-2305

ir@tantech.cn